

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2024

Dror Ben-Asher
Chief Executive Officer
RedHill Biopharma Ltd.
21 Ha'arba'a Street
Tel Aviv 6473921
Israel

> **Re: RedHill Biopharma Ltd.**
> **Registration Statement on Form F-1**
> **Filed February 9, 2024**
> **File No. 333-276979**

Dear Dror Ben-Asher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alla Digilova, Esq.